Filed by Bright Lights Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Manscaped Inks SPAC Deal, Signs Channing Tatum

“We went from $3 million to nearly $300 million in just three years with only $23 million in capital,” said CEO Paul Tran.

By Allison Collins

November 23, 2021, 7:00am

An advertisement from Manscaped. COURTESY OF MANSCAPED.

Manscaping is about to make a very public debut.

Manscaped, the men’s grooming company that specializes in pubic hair trimmers, has signed a deal to go public via SPAC. The business will combine with Bright Lights Acquisition Corp., a special purpose acquisition company, and become traded on the Nasdaq under the symbol MANS, the companies said Tuesday.

The deal is expected to give Manscaped about $305 million in proceeds and value the business at about $1 billion. It is slated to close in early 2022.

Manscaped products. COURTESY OF MANSCAPED

Manscaped started as a direct-to-consumer brand focused on men’s self-care in 2016. The company said it is profitable and has a trailing 12-month revenue of $285 million. It expects to hit $500 million in sales in 2023.

The growth plan includes expanding into new international markets and launching new products. Right now, Manscaped is sold in 38 countries.

The product line includes a groin and body trimmer called the Lawn Mower 4.0, $89.99; Weed Whacker electric nose hair trimmer for $39.99, plus a line of personal care products and lifestyle products, including anti chafing boxer briefs.

Paul Tran, founder and chief executive officer, will continue leading the company as it branches out into new categories and geographies. Initially, he said, Manscaped was created to fill a white space — but his vision is to turn it into a full-fledged lifestyle brand.

“It was just one of those things where men didn’t talk about it. Why not talk about it? We know you guys are doing it, why are you afraid to talk about it? So, we started talking about it,” Tran said. “Men just weren’t talking about it, but they were doing it. They were definitely grooming in the groin.”

Tran said the company’s core customer is younger Millennial men, but that older Millennials and Gen Z consumers also shop the brand. Part of the company’s success has been its marketing, which is created in house, he noted. Tran said 70 percent of Manscaped’s shoppers become subscription customers.

“The marketing efficiency leads to capital efficiency,” Tran said. “We’re able to recycle our marketing costs, so unlike other businesses where the customer acquisition cost gets paid off over multiple months…for us, we recoup that marketing cost as soon as a customer purchases one of our products.”

“We went from $3 million to nearly $300 million in just three years with only $23 million in capital,” Tran said. “It’s really capital efficient, to have that kind of growth.”

Tran said Manscaped opted for the SPAC deal with Bright Lights in part because of the access to celebrities the group has. Singer Ciara is on the company’s board, Bright Lights CEO Michael Mahan is vice chairman of Dick Clark Productions, and Bright Lights co-chairman Allen Shapiro manages an investment company that specializes in early-stage consumer brands.

Tran said that already, Channing Tatum has signed with the brand as a “creative content partner.”

“He’ll be the first of many — now we’re going to be able to create authentic connections not only through our brand and our customers, but through our celebrity partners,” Tran said.

Important Information and Where to Find It

This communication relates to a proposed transaction between BLTS and Manscaped. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Bright Lights Acquisition Corp. (“BLTS”) and Bright Lights Parent Corp. (“ParentCo”) intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”) and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS expect to file with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.